SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 20th March, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Twin Mining Corporation

                          (Registrant)

Date March 20, 2003                                                                           s/ Hermann Derbuch

                                     Chairman, President & CEO

Print the name and title of the signing officer under his signature

Press Release

Twin Mining’s Atlanta Gold Project Starting Metallurgical Test Program

Toronto, Ontario, (March 20, 2003) – Twin Mining Corporation (TWG-TSX) is pleased to report that the feasibility level metallurgical test program on samples from the Atlanta Gold Project has begun. Kappes Cassiday and Associates of Reno, Nevada has been selected to conduct cyanide column testing. Behre Dolbear and Company Inc. is supervising the test program on behalf of Twin Mining.

Samples totalling 2.9 tonnes from core produced by the fall 2002 drilling program (see results January 22, 2003 news release) are being used in the program. Gold extraction, reagent consumption and environmental data obtained from the program will be incorporated into the final feasibility study, currently scheduled for completion by the 4th quarter 2003.

Twelve column tests will be run on four composite samples taken from the Monarch and Idaho ore bodies. The composites will be tested at two crush sizes, 12.7mm (0.5 inch) and 9.5mm (0.375 inch) and will be leached for a minimum of 120 days. Agglomeration with cement and lime will be used to insure efficient column operation. Over 50 column leach tests have been run in the past on the Atlanta deposits and results indicate that finer crushing, combined with a longer leach time, may significantly increase the predicted gold extraction and thereby improve the project economics further.

The Monarch and Idaho ore bodies host a measured mineral resource of 18,042,000 metric tonnes with an average grade of 1.9 grams/tonne gold (0.055 ounces per ton) using a cut-off grade of 0.68 gram per tonne (0.02 ounce per ton). The Company plans on moving the project forward as a conventional open pit, heap leach operation capable of producing on average 82,000 ounces of gold per year with production targeted for 2005.

The above resources were calculated by Behre Dolbear & Company Inc. as part of the 1997 Pre-Feasibility Study.

A recent economic analysis of the Atlanta gold project by Behre Dolbear, produced the following key financial data:

Key Financial Results Gold Price US325/oz
Item
Gold Recovery	65%
Recoverable Ounces of Gold 000's	493
Production ounces per year	82,000
Cash Costs/oz	$166
Net Present Value ($MM's) 5% Discount Rate	$23.8
Internal Rate of Return	25.6%

Mr. Derek Rance, P.Eng., Behre Dolbear’s Canadian President, is Twin Mining’s “Qualified Person” as defined by National Instrument 43-101.

Results from the Jackson Inlet 2002 core drilling and soil sampling program are expected shortly. They are delayed due to longer than expected times for mineral selection in the diamond laboratory at Lakefield Research Limited.

Twin Mining, in addition to the Atlanta Gold Project in Idaho, U.S.A. is exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec.

For further information contact:

         Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.

                                                         Fax: (416) 777-0014

Chairman, President & CEO

         E-mail: info@twinmining.com